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                                                             Exhibit (a)(8)


ISLANDIA, N.Y., February 16, 1998 - Computer Associates International, Inc. (NYSE:CA) today announced that it continued over the weekend its efforts to engage Computer Sciences Corporation (NYSE: CSC) in merger discussions, expressing a strong desire to complete a transaction on negotiated terms before proceeding directly to shareholders.

Computer Associates released the attached letter from CA President Sanjay Kumar to Van Honeycutt, CSC's Chairman and Chief Executive Officer (also available on CA's website at http://www.cai.com/csc).

CA also announced that a financing commitment for this transaction has been arranged by Credit Suisse First Boston and includes Bank of America National Trust & Savings Association, The Chase Manhattan Bank and NationsBank, N.A.

                                        ###

                                        February 15, 1998

via facsimile to (310) 615-3950

Mr. Van B. Honeycutt
Chairman and CEO
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, CA  90245

Dear Van:

We have been disappointed by the response to date to the offer that we made last Tuesday to combine our two companies' businesses by means of a cash merger at $108 per CSC share. As we have expressed from the beginning, our hope and intent was to prompt a meaningful effort to move ahead on both our parts to a negotiated transaction.

We believe that the best way, by far, to effect a combination of our two companies' businesses is through prompt negotiation of the terms followed by equally prompt implementation. Every one of CSC's constituencies - shareholders, employees, customers and partners - will greatly benefit from this approach.

We made it clear in our February 10th letter that we believed that we could bridge some of our differences with respect to value in a friendly transaction. The value of a friendly, promptly negotiated and concluded transaction is substantial in our view. Our financial


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advisor, Michael Urfirer of Bear Stearns, has communicated to your financial advisor, Gene Sykes of Goldman Sachs, in very specific terms the magnitude of the value increase to your shareholders in a negotiated transaction.

Conversely, an adverse impact to CSC's business and people, substantially increased difficulty in combining the businesses and significant costs to both companies are inevitable outcomes of a contested process, which would result in a reduced value of CSC. In short, we are proposing a transaction that has compelling value to your shareholders and other constituencies, especially when measured against a contested alternative.

Our request is simple. We would like to commence negotiations with you this weekend. We would be guided in those negotiations by the thinking reflected in my letters of February 6 and 10, which remains unchanged, except as to price. I very much look forward to this. We are committed to the business strategy of combining our two companies' businesses and, as I have stated, believe a negotiated transaction is clearly preferable for all concerned. However, as we communicated to Mr. Sykes earlier today, if substantive negotiations have not started by Monday at 12:00 noon EST, we will have no choice but to move ahead on a unilateral basis at a substantially lower price than we communicated to Mr. Sykes which would be required to reflect the diminution in value as indicated above.

We hope this demonstrates our continuing efforts to consummate a friendly transaction. It is truly important to us that you and your Board are fully informed at this critical stage.

I look forward to hearing from you. I can be reached at the numbers I previously left with you or through Michael Urfirer of Bear Stearns.

                              Sincerely,

                              Sanjay Kumar
                              President and Chief Operating Officer

cc:  Board of Directors of Computer Sciences Corporation
     Gene Sykes, Goldman Sachs & Co.